UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of January 2026

Commission File Number: 001-38836

BIOCERES CROP SOLUTIONS CORP.

(Translation of registrant’s name into English)

Ocampo 210 bis, Predio CCT, Rosario

Province of Santa Fe, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (Registration No. 333-284195) and Form S-8 (Registration Nos. 333-271941 and 333-266333).

UCC Foreclosure Sale Results

Bioceres Crop Solutions Corp. (the “Company”) informs that, on January 20, 2026, a UCC foreclosure sale was held pursuant to a notice received from Wilmington Savings Fund Society, FSB, as collateral agent (the “Collateral Agent”), acting on behalf of Jasper Lake Ventures One LLC, Liminality Partners, LP, Redwood Enhanced Income Corp., and Solel-Bioceres SPV, L.P. (together, the “Noteholders”). The auction concerned collateral pledged by Pro Farm Group, Inc. and Pro Farm Michigan Manufacturing, LLC under certain notes issued pursuant to certain note purchase agreements executed on August 5, 2022, and each as amended on June 18, 2025 (the “Notes”). The only qualified bid received by the Collateral Agent was from PFG Holdings Corp, a joint venture formed by the Noteholders (“PFG”). PFG initiated bidding with a credit bid of $15 million in Notes held. As no other bids were received, PFG was declared the winning bidder.

In attendance at the auction, held virtually, were the Company’s General Counsel, José Roque, counsel for the Company, Moses & Singer LLP, representatives of the Noteholders, Noah Kolatch and Ari Freisinger, counsel for the Noteholders, Haynes Boone LLP, Matti Tiainen of One Degree North SL, and a court reporter.

The Company disputes the alleged defaults pursuant to which the Noteholders foreclosed on the collateral and the commercial reasonableness of the foreclosure sale and reserves all rights and remedies with respect thereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOCERES CROP SOLUTIONS CORP.
(Registrant)

Dated: January 20, 2026	By:	/s/ Federico Trucco
	Name:	Federico Trucco
	Title:	Chief Executive Officer